SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: October 2006	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-               .
Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Patricia A. Olah Patricia A. Olah Corporate Secretary and Lead Governance Counsel Date: October 11, 2006

Form 51-102F3
Material Change Report
PART 1          CONTENT OF MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
BCE Inc. (“BCE”)
1000, rue de La Gauchetière Ouest, Bureau 3700
Montréal, Québec
H3B 4Y7
Item 2 Date of Material Change
October 10, 2006.
Item 3 News Release
     A press release announcing the material change referred to in this report was issued on October 11, 2006 and disseminated on newswires in Canada and the United States.
Item 4 Summary of Material Change
     BCE announced its intention to eliminate its holding company operations, convert Bell Canada into an income trust and make a tender offer for all of the outstanding preferred shares of BCE and Bell Canada.
Item 5 Full Description of Material Change
     On October 10, 2006, the Boards of Directors of BCE and Bell Canada approved a plan to eliminate BCE’s holding company operations and convert Bell Canada into an income trust (referred to herein as the “Trust”). The Trust will have an initial annual cash distribution of $2.55 per unit, representing a targeted 2007 payout ratio of 85%.
     The income trust conversion and related transactions (referred to herein as the “Arrangement”) will be carried out pursuant to a plan of arrangement under the Canada Business Corporations Act. Under the Arrangement, each of the outstanding common shares of BCE will be exchanged for units in the Trust on a one-for-one basis. In addition, BCE and Bell Canada will amalgamate together with certain other subsidiaries to form a new company to be known as Bell Canada, and the preferred shares of BCE and Bell Canada will become preferred shares of the resulting Bell Canada.
     BCE and Bell Canada also intend as part of the Arrangement to make cash offers to repurchase all of the currently outstanding BCE and Bell Canada preferred shares. The offers will be conditional only upon completion of the Arrangement. BCE and Bell Canada expect that the cash offer prices for the current issued and outstanding preferred shares will be as follows:
•	$26.05 per share for the Series R First Preferred Shares of BCE;

•	$25.60 per share for the currently redeemable Series S First Preferred Shares of BCE;
•	$25.60 per share for the currently redeemable Series Y First Preferred Shares of BCE;
•	$25.75 per share for the Series Z First Preferred Shares of BCE;
•	$25.65 per share for the Series AA First Preferred Shares of BCE;
•	$25.85 per share for the Series AC First Preferred Shares of BCE;
•	$25.60 per share for the currently redeemable Series 15 Class A Preferred Shares of Bell Canada;
•	$26.05 per share for the Series 16 Class A Preferred Shares of Bell Canada;
•	$25.95 per share for the Series 17 Class A Preferred Shares of Bell Canada;
•	$25.60 per share for the currently redeemable Series 18 Class A Preferred Shares of Bell Canada; and
•	$26.25 per share for the Series 19 Class A Preferred Shares of Bell Canada.
     Although there are currently no Series T First Preferred Shares outstanding, the Series S First Preferred Shares are convertible on November 1, 2006 into Series T First Preferred Shares. BCE intends to also make a similar offer for any Series T First Preferred Shares that may be issued upon conversion of the Series S First Preferred Shares.
     The aggregate amount of currently outstanding preferred shares of BCE and Bell Canada is approximately $2.8 billion.
     BCE has received an opinion from BMO Capital Markets, one of the financial advisors to BCE and Bell Canada, that, as of the date hereof and subject to certain customary conditions including the review by BMO Capital Markets of BCE’s information circular and related documentation, the consideration to be received by the common shareholders of BCE under the Arrangement is fair, from a financial point of view, to the common shareholders of BCE. BCE and Bell Canada have also received an opinion from BMO Capital Markets that, as of the date hereof, the consideration to be offered to the preferred shareholders of BCE and Bell Canada under the tender offers to be made in connection with the Arrangement is, in respect of each series of the preferred shares of BCE and Bell Canada, fair, from a financial point of view, to such preferred shareholders.
     The Arrangement may trigger certain consent rights under certain series of bonds having a face value of approximately $2 billion issued by Bell Canada under the Bell Canada indenture dated July 1, 1976 and the (subordinated) Bell Canada indenture dated April 17, 1996. Bell Canada intends to redeem any callable portion of such debt (being the Series 1 and Series 2 bonds issued under the (subordinated) Bell Canada indenture dated April 17, 1996, and the Series EA, EZ and DW bonds issued under the Bell Canada indenture dated July 1, 1976) in accordance with the relevant call provisions. For such bonds that are not redeemable (being the Series EC, ED, EG, EJ, EH, EO, ES and EU bonds issued under the Bell Canada indenture dated July 1, 1976), Bell Canada intends to initiate discussions with holders of such bonds and make offers at a price based on a yield that is flat to the relevant benchmark. All other existing bonds of BCE and Bell Canada will continue to remain outstanding.

     In connection with the Arrangement, new committed unsecured credit facilities in the amount of $5.5 billion have been arranged. Subject to certain conditions, these facilities will be available upon closing of the Arrangement and will have maturities ranging from 18 months to three years.
     The Arrangement is conditional upon, among other things: (i) approval of the Arrangement by BCE and Bell Canada shareholders in accordance with applicable law and court orders granted in connection with the Arrangement, (ii) the receipt of all necessary governmental, regulatory and stock exchange approvals and other security holder approvals and other consents, (iii) dissent rights not being exercised in respect of more than a level of the outstanding common shares approved by the BCE Board, and (iv) there being no change with respect to the income tax laws or policies of Canada or to the telecommunications and other regulatory laws or policies of Canada that would have a material adverse effect on the transactions contemplated by the Arrangement. In addition, the Boards of each of BCE and Bell Canada will have the discretion to determine not to proceed with the Arrangement.
     BCE and Bell Canada currently expect to hold a meeting of their common and preferred shareholders to consider the Arrangement in January, and expect that, provided that all necessary conditions to the Arrangement are satisfied, the Arrangement will be completed in the first quarter of 2007. BCE and Bell Canada expect to mail an information circular and other applicable materials with respect to the Arrangement in December.
Distributable Cash
     The Trust will make initial annual cash distributions of $2.55 per unit, with a 2007 target payout ratio of 85%. The following table shows the calculation of the pro forma estimated cash available for distribution of the Trust for the twelve-month period ending June 30, 2006, assuming that the Trust was in existence for this period.
     Management has made assumptions in preparing this table that reflect the Trust’s planned course of action given management’s judgment as to the most probable set of economic conditions. This analysis is not a forecast or a projection of future results. The actual results of operations of the Trust for any period will likely vary from the amounts set forth below, and such variation could be material.
     As the Trust currently intends to target a 2007 payout ratio of 85% of its distributable cash, management views cash available for distribution as a valuable cash flow measure. Cash available for distribution is not a recognized measure under Canadian generally accepted accounting principles and does not have a standardized meaning. As a result, this measure as presented below may not be comparable to similar measures presented by other issuers.

(unaudited and in millions of dollars)	Twelve months
ended June 30,
2006(1)
Cash flow from Operating Activities(1)	5,512
Add:
Contributions to employee pension plans and other employee benefit plan payments	277
Payments of restructuring and other items(2)	118
Changes in operating assets and liabilities(3)	757
Other expenses excluding gains on investments(4)	59
Interest expense	995
Current income taxes recovery	(120)

EBITDA(5)	7,598
Less:
EBITDA contribution of Bell Globemedia(6)	(325)
EBITDA contribution of Telesat(7)	(275)
EBITDA contribution of Bell Aliant(8)	(1,480)
Add:
Intercompany adjustment between Telesat & Bell ExpressVu(9)	86

Adjusted EBITDA(10)	5,604
Less:
Investment tax credits included in Adjusted EBITDA and capital expenditures(11)	(245)
Contributions to employee pension plans and other employee benefit plan payments(12)	(240)
Payment of interest(13)	(839)
Cash taxes(14)	(5)
Other cash expenses(15)	(19)
Capital expenditures(16)	(2,354)
Non-controlling interest(17)	(3)

Estimated cash available for distribution to non-controlling interest	1,899
Add:
Distributions received from Bell Aliant(18)	276

Estimated cash available for distribution (excluding Telesat) )	2,175

Notes:
(1)	Assuming that the Trust was in existence for the period indicated. Amounts for the twelve months ended June 30, 2006 were determined by adding the relevant amounts for the twelve month period ending December 31, 2005 to the amounts for the six month period ending June 30, 2006 and subtracting the amounts for the six month period ending June 30, 2005. The results from operations and cash flow from operating activities for this period are not necessarily indicative of the results to be expected in any given fiscal year.
(2)	The Trust expects that to the extent that it incurs restructuring costs in the future, it will fund such costs through net cash and/or debt balances. See Note 13.

(3)	The Trust expects that to the extent required, future changes in operating assets and liabilities will be funded through net cash and/or debt balances. See Note 13.

(4)	Other expenses includes interest income, the premium on redemption of certain debt, capitalized interest, securitization losses, income tax loss monetization charges, debt restructuring costs, income or loss from equity investments, foreign currency gains or losses and other.

(5)	We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items. The term EBITDA does not have any standardized meaning according to GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions an issuer uses, as well as non-operating factors such as the historical cost of capital assets and the investment performance of an issuer’s pension plans. Excluding restructuring and other items does not imply they are necessarily non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure an issuer’s ability to service debt and to meet other payment obligations or as a common measurement to value issuers in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income.

(6)	This adjustment reflects the reduction of BCE’s interest in Bell Globemedia from 68.5% to 15%. All of Bell Globemedia has been excluded as a result of non-consolidation and to reflect cash available for distribution from Bell Canada.

(7)	Telesat has been excluded in order to reflect cash available for distribution from Bell Canada. See Note 13.

(8)	Bell Aliant has been excluded in order to reflect cash available for distribution from Bell Canada. The effect of Bell Aliant on cash available for distribution is shown separately in the table above. See Note 18.

(9)	Intercompany revenue between Telesat and Bell ExpressVu. See Note 7.

(10)	Adjusted EBITDA is EBITDA, adjusted to exclude Telesat, Bell Globemedia and Bell Aliant. See Notes 6, 7 and 8. Adjusted EBITDA is not a recognized measure under GAAP and does not have a standardized meaning. Therefore, Adjusted EBITDA may not be comparable to similar measures presented by other issuers.

(11)	Reflects investment tax credits recorded as a reduction in BCE’s operating expenses and capital expenditures. See Note 14.

(12)	Reflects cash funding requirements for the twelve months ended June 30, 2006 (“LTM”) for pension plan and other employee benefit payments, net of normalized return on pension assets,

exclusive of Bell Aliant. It is expected that any additional cash funding required to amortize Bell Canada’s defined benefit plan solvency deficit would be funded through net cash and/or debt balances. See Note 13.

(13)	Cash interest expense on pro forma third party debt at an estimated annual interest rate of approximately 6.5%, and inclusive of securitization fees. Third party debt is exclusive of Bell Aliant, Bell Globemedia and Telesat debt and reflects proceeds from the monetization of Telesat.

(14)	Reflects estimated LTM cash taxes payable by the Trust’s subsidiaries (other than capital taxes and net of investment tax credits), assuming total distributions by the Trust in the LTM period of $2,070 million.

(15)	Reflects charitable donations not reflected in EBITDA.

(16)	Reflects estimated annual capital expenditures, exclusive of Bell Aliant, Bell Globemedia and Telesat.

(17)	The non-controlling interest of BCE in Expertech is not available to the Trust.

(18)	Assuming an annualized distribution by Bell Aliant at its current monthly levels and that BCE retains its 44.7% interest in Bell Aliant.
Caution Regarding Forward Looking Statements
     Certain statements made in this material change report, including, but not limited to, the intention to create the Trust, the expected timing of the completion of the Arrangement, the intention of BCE and Bell Canada to repurchase their currently outstanding preferred shares, the intention of Bell Canada to make an offer to certain bondholders, the expected structure of the Arrangement, the initial annual cash distributions per unit and the targeted 2007 payout ratio, and other statements that are not historical facts, constitute forward-looking information and are subject to important risks, uncertainties and assumptions. Such risks and uncertainties are identified and discussed under “Material Risks” below. Such assumptions are identified and discussed in the next paragraph. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any transaction, other than the proposed Arrangement, or of any non-recurring or other special items that may be announced or that may occur after the date hereof.
Material Assumptions
     A number of assumptions were made by BCE in preparing the forward-looking information set out in this material change report. In particular, the Trust’s initial annual cash distributions per unit in 2007 assume, among other things, cash available for distribution in 2007 of approximately $2.1 billion, a targeted 2007 payout ratio of 85%, an estimated pro forma number of outstanding units of approximately 812 million, distributions by Bell Aliant to Bell Canada (based on expected 2006 distributions) of approximately $275 million and that BCE’s and Bell Canada’s conversion into an income trust, and related transactions, will be completed on terms and at times substantially in accordance with those set out in this material change report.

     In addition, the Trust’s initial cash available for distribution in 2007 reflects a preliminary business outlook for BCE, excluding Bell Aliant, that is based on certain anticipated financial and operational trends and assumptions for 2007 that include EBITDA less currently planned capital expenditures in the range of approximately $3.2 billion to $3.4 billion and additional cash costs that include normalized pension contributions in the range of approximately $250 million to $275 million, debt service payments in the range of approximately $825 million to $875 million, and cash taxes in the range of approximately $50 million to $75 million. The cash available for distribution is pro forma the monetization of Telesat. It also excludes Bell Globemedia, which is now accounted for at cost following the reduction in our ownership position. We have also assumed that key drivers of Bell Canada’s EBITDA in 2007 would be the following trends and assumptions: ARPU (average revenue per unit) increases and higher EBITDA flow-through in our growth businesses, greater value derived from our traditional businesses as a result of minimizing declines in our long distance services and the stabilization of reductions in our residential NAS, and benefiting from our new cost structure.
     These financial and operational trends and assumptions for 2007 represent a preliminary business outlook for 2007 and not BCE’s formal annual guidance for 2007. BCE’s formal annual guidance for 2007 will be released in December 2006. Accordingly, since the targeted 2007 payout ratio, as well as other related targets, are based on preliminary assumptions and targets for 2007 as compared to BCE’s formal annual guidance, they are subject to greater uncertainty and, consequently, there is a greater risk that the actual payout ratio and the actual level of cash available for distribution will materially differ from BCE’s current targets.
     In making these forward-looking statements, BCE has assumed that the various conditions precedent to the Arrangement can be satisfied in accordance with their terms. Please refer to “Risks Relating to the Arrangement” below for more details.
Material Risks
Risks Relating to the Arrangement
     The completion of the proposed Arrangement is subject to a number of conditions including those described above. These conditions may not be satisfied, or may not be satisfied on terms satisfactory to BCE or Bell Canada, in which case the proposed Arrangement could be modified, restructured or terminated. In addition, the Boards of Directors of each of BCE and Bell Canada have the discretion to determine not to proceed with the Arrangement.
Risks Relating to the Trust
     The Trust will, for purposes of its income and cash available for distribution, be entirely dependent on its operating affiliates. Although BCE has identified initial annual cash distributions per unit and a targeted 2007 payout ratio, there can be no assurance regarding the actual amounts of cash that will be distributed or the actual payout ratio. The actual amount of cash distributions paid in respect of the units of the Trust will depend upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of the Trust and BCE. Distributions are not guaranteed and will fluctuate with the performance of the Trust’s operating affiliates. The Trust will have the discretion to establish cash reserves for the proper conduct of its business. Adding to these reserves in any year would reduce the amount of distributable cash and, hence, cash available for distributions in that year. In addition, the timing and amount of capital expenditures will directly affect the amount of cash available for distribution of the Trust, and therefore distributions to unitholders. Such distributions could need to be reduced, or possibly even eliminated, at times when it is deemed necessary to make significant capital or other expenditures. Accordingly, there can be no assurance regarding the actual levels of cash distributions by the Trust.
General Business Risks
     The forward-looking information contained in this material change report, including the forward-looking information relating to the initial annual cash distributions per unit, the targeted payout ratio and the cash available for distribution of the Trust, and the preliminary financial and operational trends and assumptions for 2007 on which such targets are based, are also subject to various risks that could adversely affect BCE’s businesses and that could cause actual results to differ materially from current expectations. For a description of such other risks, please refer to the section entitled “Assumptions Made In The Preparation Of Forward-Looking Statements And Risks That Could Affect Our Business and Results” contained in BCE’s MD&A (found on pages 42 to 56 of the Bell Canada Enterprises 2005 Annual Report) for the year ended December 31, 2005 dated March 1, 2006 filed by BCE with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com), and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as updated in BCE’s 2006 First Quarter MD&A dated May 2, 2006 and Second Quarter MD&A dated August 1, 2006 under the section entitled “Assumptions Made In The Preparation Of Forward-Looking Statements and Risks That Could Affect Our Business And Results”, filed by BCE with the Canadian Securities Commissions and with the SEC under Form 6-K (available on the same websites referred to above), all of which is incorporated by reference herein.
     The forward-looking statements contained in this material change report represent BCE’s expectations as of October 11, 2006 and, accordingly, are subject to change after such date. However, BCE disclaims any intention and assume no obligation to update or revise any forward-looking statement, whether as a result of new information or otherwise.
Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
     Not applicable.
Item 7 Omitted Information
     Not applicable.
Item 8 Executive Officer

     Martine Turcotte, Chief Legal Officer of BCE, is an executive officer of BCE and is knowledgeable about the material change and this report. Ms. Turcotte can be contacted through the Assistant Corporate Secretary at (514) 786-3891.
Item 9 Date of Report
     October 11, 2006.

BCE INC. (Signed) Martine Turcotte Martine Turcotte Chief Legal Officer